FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 27, 2006
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures
Earnings Release
SIEMENS AG SEGMENT INFORMATION (continuing operations — unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF INCOME (unaudited)
SIEMENS AG CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
SIEMENS AG CONSOLIDATED BALANCE SHEETS (unaudited)
SIGNATURES

Key figures (1)

		3rd quarter (2)		first nine months (3)

		2006	2005	2006	2005

	Income from continuing operations	804	618	2,520	2,561
	(in millions of euros)
	Loss from discontinued operations, net of income taxes	(12)	(229)	(28)	(390)
	(in millions of euros)
	Net income	792	389	2,492	2,171
	(in millions of euros)

	Earnings per share from continuing operations (4)	0.90	0.69	2.83	2.88
	(in euros)
	Loss per share from discontinued operations (4)	(0.01)	(0.25)	(0.03)	(0.44)
	(in euros)
	Earnings per share (4)	0.89	0.44	2.80	2.44
	(in euros)

	Net cash from operating and investing activities (5)	1,768	(284)	1,349	(2,148)
	(in millions of euros)
therein:	Net cash provided by operating activities	1,530	1,366	2,637	1,273
	Net cash provided by (used in) investing activities	238	(1,650)	(1,288)	(3,421)

	Group profit from Operations (5)	1,278	971	4,005	3,761
	(in millions of euros)

	New orders (5)	22,442	19,764	73,643	60,195
	(in millions of euros)

	Sales (5)	21,173	18,583	63,402	53,339
	(in millions of euros)

	June 30, 2006	September 30, 2005

Employees (5) (in thousands)	475	461
Germany	162	165
International	313	296
(1)	Unaudited, focused on continuing operations. (Discontinued operations consist of discontinued mobile devices activities).
(2)	April 1 — June 30, 2006 and 2005, respectively.
(3)	October 1, 2005 and 2004 — June 30, 2006 and 2005, respectively.
(4)	Earnings per share — basic.
(5)	Continuing operations.
Note: “Group profit from Operations” is reconciled to “Income before income taxes” of Operations under “Reconciliation to financial statements” on the table “Segment information” included in this release.

Earnings Release
Munich, July 27, 2006

Siemens in the third quarter (April 1 to June 30) of fiscal 2006

•	Net income was €792 million and earnings per share were €0.89, both more than double the level in the third quarter a year earlier. Income on a continuing basis was €804 million, up 30% compared to the prior-year period.

•	Group profit from Operations was €1.278 billion, 32% higher than in the third quarter of the prior year.

•	Orders and sales each rose 14%, to €22.442 billion and €21.173 billion, respectively.

•	On a continuing basis, net cash from operating and investing activities was €1.768 billion, including €1.127 billion in proceeds from the sale of Siemens’ remaining shares in Infineon Technologies AG. For comparison, operating and investing activities in the third quarter a year earlier used net cash of €284 million, including €731 million in net cash used to acquire CTI Molecular Imaging, Inc.

“The third quarter continued our overall momentum, with higher income, sales and orders compared to a year earlier,” said Siemens CEO Klaus Kleinfeld. “It was a particularly successful quarter in terms of reshaping our business portfolio. In addition to announcing a new joint venture for our carrier communications business with an outstanding partner in Nokia, we also initiated strategic acquisitions that will make Siemens an important player in clinical diagnostics, one of the most dynamic sectors of medicine.”

“For the full year, we expect to deliver income from continuing operations at least level with the prior year, despite significantly higher charges at our Information & Communications Groups and substantial changes in our business portfolio. All our efforts remain focused on meeting our stated 2007 targets.”

For the third quarter of fiscal 2006, ended June 30, 2006, Siemens reported net income of €792 million, up 104% compared to €389 million in the same period a year earlier. Basic and diluted earnings per share rose to €0.89 and €0.85, respectively, from €0.44 and €0.42 in the third quarter a year earlier. Income from continuing operations in the third quarter was €804 million, a 30% increase from €618 million a year earlier. Basic and diluted earnings per share from continuing operations were €0.90 and €0.86, respectively. A year earlier, basic and diluted earnings per share from continuing operations in the third quarter were €0.69 and €0.67, respectively.

Group profit from Operations in the third quarter was €1.278 billion, up 32% from €971 million in the prior-year period, as a majority of the Groups in Operations posted higher earnings year-over-year. Major earnings contributions came from Automation and Drives (A&D), Medical Solutions (Med), Power Generation (PG), Siemens VDO Automotive (SV), Power Transmission and Distribution (PTD), and Osram. Severance charges at Communications (Com) and Siemens Business Services (SBS) totaled €69 million, somewhat more than in the prior-year period but less than the level expected for the fourth quarter of fiscal 2006.

Income before income taxes from the other two components of Siemens worldwide, Financing and Real Estate and Corporate Treasury, rose to €185 million from €162 million in the third quarter a year earlier. Net income also benefited from the sale of Infineon shares mentioned above, which resulted in a €33 million gain taken within corporate items.

Third-quarter orders of €22.442 billion were up 14% compared to the third quarter a year earlier, led by strong order growth at Transportation Systems (TS), A&D and PTD. Sales increased 14% as well, to €21.173 billion. International markets were the primary source of top-line growth, as sales in Germany edged up 1% and orders in Germany declined 2% compared to the prior-year level. Currency translation effects in the quarter were negligible. Organic growth in the third quarter included a 9% rise in orders and a 7% increase in sales for Siemens overall, despite declines in Germany of 4% in orders and 1% in sales. Portfolio effects included divestment of the Product Related Services (PRS) business at SBS at the beginning of the current quarter, and a number of major acquisitions in the fourth quarter of the prior year including VA Technologie AG (VA Tech). Beginning with the fourth quarter, these acquisitions will contribute to sales and orders on an organic basis rather than as new volume, with a corresponding effect on reported growth rates.

On a continuing basis, net cash provided from operating and investing activities within Operations in the third quarter was €1.510 billion compared to €101 million provided in the prior-year period.

The current period included €1.127 billion in proceeds from the Infineon share sale, while the prior-year period included €731 million used to acquire CTI Molecular Imaging, Inc. (CTI). Cash payments for severance at Com and SBS were higher in the current period, totaling €81 million compared to €24 million in the prior-year period. Both periods included significant cash used for inventories and capital expenditures associated with business growth. Within Financing and Real Estate and Corporate Treasury activities, net cash from operating and investing activities in the third quarter was €258 million compared to a negative €385 million a year earlier. For Siemens on a continuing basis, net cash from operating and investing activities in the third quarter was €1.768 billion compared to a negative €284 million a year earlier.

Operations in the third quarter of fiscal 2006

Information and Communications

Communications (Com)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	3	(81)
Group profit margin	0.1%	(2.7)%

Sales	2,972	2,955	1%	(1)%
New orders	3,258	3,099	5%	4%

*	Excluding portfolio effects of 2% and 1% on sales and orders, respectively.

In the third quarter, Siemens took further significant steps toward completing the strategic reorientation of Com. The Group’s carrier networks business and its enterprise networks business are held for disposal as of June 30, 2006, and Siemens announced an agreement to merge the carrier activities into a joint venture with Nokia Corporation. This transaction is expected to close by the second quarter of fiscal 2007 at the latest. Also in the third quarter, Com’s home and office communication products unit was carved out as a separate business; it is now included in Other Operations on a retroactive basis, and its results are no longer included at Com. Finally, the Wireless Modules division is scheduled to become part of A&D at the beginning of fiscal 2007.

Third-quarter sales for Com edged up 1% year-over-year, to €2.972 billion, and orders rose 5%, to €3.258 billion. Group profit at Com was positive compared to a loss in the third quarter a year earlier. Severance charges of €34 million were nearly unchanged compared to the prior-year quarter.

The carrier business posted higher sales and also increased its earnings contribution year- over-year. Sales at the enterprise networks business declined year-over-year, and its loss widened. Com expects higher severance charges in the fourth quarter.

Siemens Business Services (SBS)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	(99)	(109)	9%
Group profit margin	(9.2)%	(8.2)%

Sales	1,081	1,331	(19)%	(1)%
New orders	1,054	1,331	(21)%	2%

*	Excluding portfolio effects of (18)% and (23)% on sales and orders, respectively.

SBS closed the previously announced sale of its PRS business at the beginning of the third quarter. On an adjusted basis, excluding portfolio effects, sales of €1.081 billion came within 1% of the prior-year level and orders of €1.054 billion were up 2% year-over-year. Group profit was again negative. The current period included higher severance charges compared to the prior year, at €35 million, as well as adverse effects related to the divestiture of PRS.

Automation and Control

Automation and Drives (A&D)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	396	333	19%
Group profit margin	12.3%	13.2%

Sales	3,214	2,515	28%	10%
New orders	3,541	2,692	32%	11%

*	Excluding portfolio effects of 18% and 21% on sales and orders, respectively.

A&D posted a record quarterly profit of €396 million, up 19% year-over-year. A&D’s Group profit margin remained high, despite a changing sales mix and increased selling costs associated with strategic expansion of the Group’s business base. Both sales and orders included a combination of double-digit organic growth and new volume from acquisitions between the periods under review. As a result, sales climbed to €3.214 billion, up 28% year-over-year, and orders rose to €3.541 billion, 32% higher than the prior-year period. A&D’s continued expansion in Asia-Pacific included particularly rapid growth in China.

Industrial Solutions and Services (I&S)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	78	13	500%
Group profit margin	3.5%	0.9%

Sales	2,232	1,401	59%	17%
New orders	1,744	1,384	26%	10%

*	Excluding portfolio effects of 42% and 16% on sales and orders, respectively.

Third-quarter Group profit at I&S was €78 million, including a substantial positive contribution from the VA Tech acquisition. For comparison, Group profit in the prior-year period included project-related charges. Sales of €2.232 billion in the third quarter were 59% higher than in the prior-year period, and included increases in all lines of business. Orders for the quarter rose 26% year-over-year, to €1.744 billion. The growth in both sales and orders benefited strongly from the VA Tech acquisition.

Siemens Building Technologies (SBT)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	45	26	73%
Group profit margin	4.0%	2.4%

Sales	1,122	1,075	4%	3%
New orders	1,142	1,139	0%	(1)%

*	Excluding portfolio effects of 1% on sales and orders.

SBT posted Group profit of €45 million, up from €26 million a year earlier. The increase resulted in part from increased capacity utilization combined with higher sales, which rose 4% to €1.122 billion. Profitability at SBT also benefited from greater emphasis on higher-margin activities based on products and services. Third-quarter orders were level with the prior-year period, at €1.142 billion.

Power

Power Generation (PG)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	213	224	(5)%
Group profit margin	8.1%	10.6%

Sales	2,635	2,114	25%	22%
New orders	2,475	2,646	(6)%	(11)%

*	Excluding portfolio effects of 3% and 5% on sales and orders, respectively.

PG’s Group profit of €213 million in the third quarter included charges related to a major project and a changed sales mix compared to the prior year. In particular, while the Wind Power division doubled its third-quarter sales and earnings compared to a year earlier, its earnings margin is rising from a lower level compared to PG’s fossil power generation business. Third-quarter sales for PG overall climbed 25% year-over-year, to €2.635 billion, as the Group converted strong order growth in recent quarters to current business. Orders were €2.475 billion compared to €2.646 billion in the third quarter a year earlier, which included a higher level of large orders in the fossil power generation business. After the close of the quarter, PG announced an agreement to acquire AG Kühnle, Kopp & Kausch of Germany, a maker of steam turbines, turbocompressors and fans for industrial applications with fiscal 2005 revenues of approximately €270 million. This transaction, which is pending regulatory review, is expected to close in the fourth quarter.

Power Transmission and Distribution (PTD)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	113	27	319%
Group profit margin	6.6%	2.9%

Sales	1,718	945	82%	52%
New orders	2,075	1,323	57%	39%

*	Excluding currency translation effects of 1% on orders, and portfolio effects of 30% and 17% on sales and orders, respectively.

A very strong third quarter for PTD included substantial increases in Group profit, sales and orders. The rise in Group profit, to €113 million, was driven by higher sales at every division, led by the High Voltage division. For comparison, Group profit at PTD a year earlier included severance charges in the Transformers division.

New volume from the VA Tech acquisition added to the Group’s exceptionally strong organic growth in the third quarter, particularly including large orders in the Middle East. As a result, third-quarter sales jumped 82%, to €1.718 billion, and orders for the quarter climbed 57% year-over-year, to €2.075 billion.

Transportation

Transportation Systems (TS)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	18	6	200%
Group profit margin	1.8%	0.6%

Sales	987	1,075	(8)%	(10)%
New orders	1,550	768	102%	99%

*	Excluding portfolio effects of 2% and 3% on sales and orders, respectively.

Group profit at TS was €18 million in the third quarter, up from €6 million in the same period a year earlier. Orders more than doubled compared to the prior-year period, to €1.550 billion, led by a major new contract for trains and maintenance in Russia. Third-quarter sales of €987 million were below the level a year earlier.

Siemens VDO Automotive (SV)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	158	178	(11)%
Group profit margin	6.1%	6.9%

Sales	2,604	2,566	1%	(1)%
New orders	2,600	2,733	(5)%	(7)%

*	Excluding currency translation effects of 1% on sales and orders, and portfolio effects of 1% on sales and orders.

Group profit at SV was €158 million, including €17 million in charges for capacity adjustments and higher research and development (R&D) investments. Sales and orders were €2.604 billion and €2.600 billion, respectively, in the seasonally strong quarter. Orders in the prior-year period included a large contract won jointly with SBS.

Medical

Medical Solutions (Med)

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	233	241	(3)%
Group profit margin	12.7%	12.5%

Sales	1,837	1,921	(4)%	(4)%
New orders	2,088	2,119	(1)%	1%

*	Excluding currency translation effects of (1)% on orders, and portfolio effects of (1)% on orders.

Med was one of Siemens’ top earnings contributors, with €233 million in Group profit in the third quarter. The difference compared to the prior year is primarily volume-related, as Med increased its quarterly Group profit margin year-over-year. While sales of €1.837 billion came in lower compared to the strong third quarter a year earlier, orders of €2.088 billion were up slightly on an adjusted basis.

During the quarter Med announced two major acquisitions that would strengthen its competitive position in the strategically important medical diagnostics market. The first involves Diagnostic Products Corporation (DPC) in the U.S., with world-leading capabilities in in-vitro clinical diagnostics that strongly complement Med’s established strengths in in-vivo diagnostic imaging. The preliminary purchase price for DPC is approximately €1.5 billion and the transaction is expected to close in the fourth quarter. Med also announced an agreement to acquire the Diagnostics division of Bayer AG of Germany, which would greatly expand Med’s position in the fast-growing field of molecular diagnostics. The Bayer Diagnostics acquisition, which requires regulatory approval, had a preliminary purchase price of approximately €4.2 billion. The transaction is expected to close early in fiscal 2007.

Lighting

Osram

	Third Quarter
			% Change
(€ in millions)	2006	2005	Actual	Adjusted*
Group profit	111	111	0%
Group profit margin	10.2%	10.7%

Sales	1,089	1,038	5%	5%
New orders	1,089	1,038	5%	5%

*	Excluding currency translation effects.

Group profit at Osram was €111 million, level with the prior year despite higher costs associated with the market launch of innovative new products. The Group grew in all regions, posting sales of €1.089 billion for the quarter compared to €1.038 billion in the same period a year earlier.

Other Operations

Other Operations consist of centrally held operating businesses not related to a Group. These businesses include joint ventures, equity investments, a portion of the VA Tech acquisition, and the distribution and industry logistics (Dematic) businesses carved out of the former Logistics and Assembly Systems Group. Other Operations also include Siemens’ home and office communications products unit (SHC), which was carved out of Com as a stand-alone business. Beginning in the third quarter, results for SHC are included within Other Operations on a retroactive basis to maintain a meaningful comparison with prior periods.

     In the third quarter, Group profit from Other Operations was €9 million compared to €2 million a year earlier. Earnings from joint ventures were higher compared to the prior-year period. Dematic posted similar losses in both periods, while SHC posted a loss following a positive result in the prior-year period. Sales from Other Operations rose to €1.176 billion from €998 million a year earlier, including new volume from VA Tech. In June of 2006, Siemens agreed to divest Dematic pending regulatory approval. The transaction is expected to close in the fourth quarter, and result in a loss.

Corporate items, pensions and eliminations

Corporate items, pensions and eliminations were a negative €252 million compared to a negative €248 million in the third quarter a year earlier. Corporate items improved year-over-year, due primarily to a €33 million gain from the sale of Siemens’ remaining Infineon shares, while centrally carried pension expense increased primarily due to a reduction in the discount rate assumption at September 30, 2005.

Financing and Real Estate

Siemens Financial Services (SFS)

	Third Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	64	80	(20)%

	June 30,	Sept. 30,
	2006	2005
Total assets	10,011	10,148	(1)%

Income before income taxes at SFS was €64 million in the third quarter. The higher income in the prior-year period resulted from a substantial gain on the sale of a 51% stake in the real estate funds management business of Siemens Kapitalanlagegesellschaft mbH (SKAG).

Siemens Real Estate (SRE)

	Third Quarter
(€ in millions)	2006	2005	% Change
Income before income taxes	6	44	(86)%

Sales	419	403	4%

	June 30,	Sept. 30,
	2006	2005
Total assets	3,368	3,496	(4)%

In the third quarter, SRE recorded income before income taxes of €6 million compared to €44 million in the same period a year earlier. While the current period was affected by higher vacancy costs and lower rental income, in part due to weaker demand in Germany, the prior-year period benefited from higher income from real estate disposals.

Eliminations, reclassifications and Corporate Treasury
Income before income taxes from Eliminations, reclassifications and Corporate Treasury was €115 million compared to €38 million in the third quarter a year earlier. The difference was due to increased interest income from intra-company financing and from positive effects at Corporate Treasury from derivative activities not qualifying for hedge accounting.

Income statement highlights in the third quarter
Net income for Siemens in the third quarter was €792 million, more than double compared to €389 million in the third quarter a year earlier. Income from continuing operations was €804 million compared to €618 million in the prior-year period. In both periods under review, discontinued operations relate to the sale of the mobile devices business. Group profit from Operations was 32% higher than a year earlier, primarily due to higher gross profit driven by higher sales. Gross profit margin for the third quarter came in lower, however, at 28.0% compared to 28.5% a year earlier. Third-quarter R&D expenses increased to €1.408 billion from €1.251 billion a year earlier, including higher outlays at SV. Due to the significant increase in sales year-over-year, R&D declined to 6.6% of sales from 6.7% in the prior-year quarter, and marketing, selling and general administrative expenses fell to 17.1% of sales from 18.2% in the third quarter a year earlier.

Income and earnings per share in the first nine months
Net income for Siemens in the first nine months of fiscal 2006 was €2.492 billion, up from €2.171 billion in the first nine months a year earlier. Basic and diluted earnings per share for the first nine months were €2.80 and €2.67 respectively. In the prior-year period, basic and diluted earnings per share were €2.44 and €2.34, respectively. Income from continuing operations in the first nine months was €2.520 billion compared to €2.561 billion in the same period a year earlier. The current period includes a higher effective tax rate compared to the prior-year period. On a continuing basis, basic and diluted earnings per share were €2.83 and €2.70, respectively, compared to €2.88 and €2.75 in the same period a year earlier. Group profit from Operations for the first nine months rose to €4.005 billion from €3.761 billion in the prior-year period, despite a substantial increase in severance charges at Com and SBS only partially offset by higher gains from sales of Juniper shares at Com. The severance charges at SBS and Com totaled €596 million compared to €165 million in the prior-year period. Juniper gains at Com were €356 million compared to €208 million in the first nine months a year earlier.

Order and sales trends for the first nine months
Orders in the first nine months were €73.643 billion, a 22% increase from €60.195 billion in the prior-year period. Sales of €63.402 billion were up 19% from €53.339 billion in the first nine months a year earlier. On an organic basis, excluding currency translation effects and the net effect of acquisitions and dispositions, orders climbed 10% and sales rose 8%.

Growth was driven by international markets, where major orders were both numerous and well-distributed. International orders for the first nine months were up 27% year-over-year, to €61.076 billion, while sales for the first nine months climbed 23%, to €51.569 billion. In Germany, orders and sales each rose 3%, to €12.567 billion and €11.833 billion, respectively, primarily due to acquisitions between the periods under review. Within international growth, Asia-Pacific orders climbed to €11.668 billion and sales reached €9.233 billion, both up 35% year-over-year. Within Asia-Pacific, orders in China for the first nine months increased 34%, to €4.109 billion, and sales in China surged 56% year-over-year, to €3.201 billion. Growth in the Americas was robust as well, particularly due to strong portfolio and currency translation effects. The region generated 22% order growth and 24% sales growth resulting in nine-month totals of €18.165 billion and €16.578 billion, respectively. Within this trend, the U.S. posted orders of €13.634 billion and sales of €12.726 billion, both 22% higher than in the first nine months a year earlier. In Europe outside Germany, orders for the first nine months were up 19% year-over-year, at €22.614 billion, and sales increased 14%, to €19.881 billion, both benefiting strongly from portfolio effects.

Liquidity for the first nine months
In the first nine months, on a continuing basis, operating and investing activities provided net cash of €1.349 billion compared to net cash used of €2.148 billion in the prior-year period. Discontinued operations used net cash of €316 million in the first nine months this year, compared to net cash used of €789 million in the same period a year earlier.

			SFS, SRE and Corporate
Continuing operations	Operations		Treasury*		Siemens
	Nine months ended June 30,
(€ in millions)	2006	2005	2006	2005	2006	2005
Net cash provided by (used in):
Operating activities	1,286	687	1,351	586	2,637	1,273
Investing activities	(533)	(2,737)	(755)	(684)	(1,288)	(3,421)

Net cash provided by (used in) operating and investing activities — continuing operations	753	(2,050)	596	(98)	1,349	(2,148)

*	Also includes eliminations and reclassifications.

Within Operations, operating activities provided net cash of €1.286 billion in the first nine months of fiscal 2006, even as cash outflows for severance payouts at Com and SBS rose to €503 million from €90 million in the same period a year earlier. In the prior-year period, operating activities provided net cash of €687 million, including €1.496 billion in supplemental contributions to Siemens pension plans. Both periods included significant build-ups of net working capital associated with business growth, particularly for inventories. Investing activities also showed the effects of overall business growth in both periods. While cash outflows for capital expenditures were higher in the current period, payments for acquisitions were higher in the first nine months of the prior year, which included €731 million for CTI at Med. Proceeds from sales of investments were higher in the current period and net cash from the sale of marketable securities increased substantially due to €1.127 billion proceeds from the sale of Infineon shares in the third quarter of fiscal 2006. This results in net cash used in investing activities of €533 million in the first nine months of the current year, compared to €2.737 billion a year earlier.

The other two components of Siemens, which include Financing and Real Estate and Corporate Treasury activities, provided net cash from operating and investing activities of €596 million in the first nine months of fiscal 2006. In the same period a year earlier, these components used net cash of €98 million from operating and investing activities.

Funding status of pension plans
The estimated underfunding of Siemens’ principal pension plans as of June 30, 2006 amounted to €3.5 billion, which is approximately the same amount as at the end of fiscal 2005. Pension service and interest costs were offset by regular employer contributions and an actual return on plan assets in the first nine months of €531 million. This total represents a 3.4% return on an annualized basis, below the expected annual return of 6.7%.

Economic Value Added
Economic Value Added (EVA) in the first nine months of fiscal 2006 was positive and improved due to higher earnings compared to the same period a year earlier.

Note: Beginning at 10:00 a.m. CEST on July 27, 2006, the telephone conference at which CEO Dr. Klaus Kleinfeld and CFO Joe Kaeser discuss the quarterly figures will be broadcast live on the Internet at www.siemens.com/conferencecall. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well. Starting at 12:00 CEST, Dr. Klaus Kleinfeld and Joe Kaeser will hold a telephone conference in English for analysts and investors, which can be followed live at www.siemens.com/analystcall.

This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect its operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens worldwide to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products or technologies by other companies, lack of acceptance of new products or services by customers targeted by Siemens worldwide, changes in business strategy, regulatory action and various other factors. More detailed information about certain of these factors is contained in Siemens’ filings with the SEC, which are available on the Siemens website, www.siemens.com and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Siemens AG	Reference number: AXX200607.45 e
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E-mail: wolfram.trost@siemens.com

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)(5)	3,258	3,099	2,895	2,886	77	69	2,972	2,955	3	(81)
Siemens Business Services (SBS)	1,054	1,331	727	979	354	352	1,081	1,331	(99)	(109)
Automation and Drives (A&D)(6)	3,541	2,692	2,821	2,189	393	326	3,214	2,515	396	333
Industrial Solutions and Services (I&S)(6)	1,744	1,384	1,971	1,141	261	260	2,232	1,401	78	13
Siemens Building Technologies (SBT)	1,142	1,139	1,092	1,049	30	26	1,122	1,075	45	26
Power Generation (PG)	2,475	2,646	2,630	2,112	5	2	2,635	2,114	213	224
Power Transmission and Distribution (PTD)	2,075	1,323	1,596	868	122	77	1,718	945	113	27
Transportation Systems (TS)	1,550	768	971	1,068	16	7	987	1,075	18	6
Siemens VDO Automotive (SV)	2,600	2,733	2,600	2,563	4	3	2,604	2,566	158	178
Medical Solutions (Med)	2,088	2,119	1,825	1,914	12	7	1,837	1,921	233	241
Osram	1,089	1,038	1,069	1,016	20	22	1,089	1,038	111	111
Other Operations(5)(6)(7)	1,292	1,069	767	611	409	387	1,176	998	9	2

Total Operations Groups	23,908	21,341	20,964	18,396	1,703	1,538	22,667	19,934	1,278	971
Reconciliation to financial statements
Corporate items, pensions and eliminations	(1,572)	(1,674)	14	14	(1,615)	(1,485)	(1,601)	(1,471)	(252)	(248)
Other interest expense	—	—	—	—	—	—	—	—	(83)	(48)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	22,336	19,667	20,978	18,410	88	53	21,066	18,463	943	675

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	167	127	139	113	28	14	167	127	64	80
Siemens Real Estate (SRE)	419	403	56	60	363	343	419	403	6	44
Eliminations	(1)	(2)	—	—	(1)	(3)	(1)	(3)	—	—

Total Financing and Real Estate	585	528	195	173	390	354	585	527	70	124

Eliminations, reclassifications and Corporate Treasury	(479)	(431)	—	—	(478)	(407)	(478)	(407)	115	38

Siemens	22,442	19,764	21,173	18,583	—	—	21,173	18,583	1,128	837

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)(5)	1,956	1,799	(71)		227		82	131	86	96
Siemens Business Services (SBS)	432	296	82		(102)		61	90	90	72
Automation and Drives (A&D)(6)	4,228	3,691	338		334		135	79	70	45
Industrial Solutions and Services (I&S)(6)	1,579	1,775	38		47		26	20	29	19
Siemens Building Technologies (SBT)	1,738	1,453	(45)		53		10	23	26	20
Power Generation (PG)	2,940	2,625	95		167		185	45	51	44
Power Transmission and Distribution (PTD)	2,087	1,869	44		12		32	28	27	18
Transportation Systems (TS)	541	584	(173)		(236)		31	30	14	12
Siemens VDO Automotive (SV)	4,075	3,823	96		62		88	131	101	105
Medical Solutions (Med)	3,786	3,685	203		(300)		85	812	57	65
Osram	2,107	2,065	56		88		112	86	62	66
Other Operations(5)(6)(7)	1,991	1,692	101		127		40	31	43	30

Total Operations Groups	27,460	25,357	764		479		887	1,506	656	592
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,201)	(3,690)	746	(8)	(378	) (8)	22	41	6	1
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	60,079	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,338	81,454	1,510		101		909	1,547	662	593

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,011	10,148	(29)		(215)		127	80	71	49
Siemens Real Estate (SRE)	3,368	3,496	25		67		73	43	49	47
Eliminations	(437)	(340)	(31	) (8)	(66	) (8)	—	—	—	—

Total Financing and Real Estate	12,942	13,304	(35)		(214)		200	123	120	96

Eliminations, reclassifications and Corporate Treasury	(8,204)	(8,553)	293	(8)	(171	) (8)	—	—	—	—

Siemens	87,076	86,205	1,768		(284)		1,109	1,670	782	689

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.
(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2006 and 2005 and as of September 30, 2005
(in millions of €)

					Intersegment
	New orders		External sales		sales		Total sales		Group profit(1)
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Operations Groups
Communications (Com)(5)	10,279	9,551	9,143	8,496	219	210	9,362	8,706	365	364
Siemens Business Services (SBS)	3,919	4,730	2,813	2,884	1,067	987	3,880	3,871	(522)	(263)
Automation and Drives (A&D)(6)	10,640	7,727	8,182	6,229	1,115	967	9,297	7,196	1,121	909
Industrial Solutions and Services (I&S)(6)	6,896	5,005	5,585	3,410	757	751	6,342	4,161	207	107
Siemens Building Technologies (SBT)	3,833	3,355	3,315	3,038	78	77	3,393	3,115	147	97
Power Generation (PG)	9,794	7,646	7,145	5,702	17	14	7,162	5,716	637	695
Power Transmission and Distribution (PTD)	6,345	3,645	4,330	2,466	340	203	4,670	2,669	278	140
Transportation Systems (TS)	5,430	3,009	2,999	2,993	57	36	3,056	3,029	60	30
Siemens VDO Automotive (SV)	7,660	7,370	7,656	7,186	11	13	7,667	7,199	498	482
Medical Solutions (Med)	6,340	6,072	5,834	5,320	34	31	5,868	5,351	737	674
Osram	3,453	3,178	3,394	3,119	59	59	3,453	3,178	368	348
Other Operations(5)(6)(7)	3,727	3,066	2,367	1,913	1,202	1,081	3,569	2,994	109	178

Total Operations Groups	78,316	64,354	62,763	52,756	4,956	4,429	67,719	57,185	4,005	3,761
Reconciliation to financial statements Corporate items, pensions and eliminations	(5,087)	(4,557)	43	50	(4,762)	(4,258)	(4,719)	(4,208)	(765)	(807)
Other interest expense	—	—	—	—	—	—	—	—	(265)	(112)
Other assets related and miscellaneous reconciling items	—	—	—	—	—	—	—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	73,229	59,797	62,806	52,806	194	171	63,000	52,977	2,975	2,842

									Income before
									income taxes
Financing and Real Estate Groups
Siemens Financial Services (SFS)	476	399	404	346	72	53	476	399	187	269
Siemens Real Estate (SRE)	1,259	1,188	192	187	1,067	1,001	1,259	1,188	92	114
Eliminations	(7)	(8)	—	—	(7)	(9)	(7)	(9)	—	—

Total Financing and Real Estate	1,728	1,579	596	533	1,132	1,045	1,728	1,578	279	383

Eliminations, reclassifications and Corporate Treasury	(1,314)	(1,181)	—	—	(1,326)	(1,216)	(1,326)	(1,216)	279	219

Siemens	73,643	60,195	63,402	53,339	—	—	63,402	53,339	3,533	3,444

			Net cash from						Amortization,
	Net capital		operating and				Capital		depreciation and
	employed(2)		investing activities				spending(3)		impairments(4)
	6/30/06	9/30/05	2006		2005		2006	2005	2006	2005
Operations Groups
Communications (Com)(5)	1,956	1,799	(74)		272		265	334	256	285
Siemens Business Services (SBS)	432	296	(661)		(414)		220	222	226	192
Automation and Drives (A&D)(6)	4,228	3,691	576		875		470	164	202	144
Industrial Solutions and Services (I&S)(6)	1,579	1,775	67		158		178	23	94	61
Siemens Building Technologies (SBT)	1,738	1,453	(115)		51		165	111	75	69
Power Generation (PG)	2,940	2,625	259		(24)		451	457	154	135
Power Transmission and Distribution (PTD)	2,087	1,869	70		(28)		98	91	80	49
Transportation Systems (TS)	541	584	54		(493)		103	60	38	37
Siemens VDO Automotive (SV)	4,075	3,823	344		383		370	353	307	296
Medical Solutions (Med)	3,786	3,685	605		(161)		223	975	178	160
Osram	2,107	2,065	279		336		250	214	190	192
Other Operations(5)(6)(7)	1,991	1,692	(170)		(153)		169	207	112	103

Total Operations Groups	27,460	25,357	1,234		802		2,962	3,211	1,912	1,723
Reconciliation to financial statements
Corporate items, pensions and eliminations	(5,201)	(3,690)	(481	)(8)	(2,852	)(8)	106	49	7	4
Other interest expense	—	—	—		—		—	—	—	—
Other assets related and miscellaneous reconciling items	60,079	59,787	—		—		—	—	—	—

Total Operations (for columns Group profit/Net capital employed, i.e. Income before income taxes/Total assets)	82,338	81,454	753		(2,050)		3,068	3,260	1,919	1,727

	Total assets
Financing and Real Estate Groups
Siemens Financial Services (SFS)	10,011	10,148	115		(49)		343	250	184	144
Siemens Real Estate (SRE)	3,368	3,496	43		37		203	160	141	138
Eliminations	(437)	(340)	(74	)(8)	(115	)(8)	—	—	—	—

Total Financing and Real Estate	12,942	13,304	84		(127)		546	410	325	282

Eliminations, reclassifications and Corporate Treasury	(8,204)	(8,553)	512	(8)	29	(8)	—	—	—	—

Siemens	87,076	86,205	1,349		(2,148)		3,614	3,670	2,244	2,009

(1)	Group profit of the Operations Groups is earnings before financing interest, certain pension costs and income taxes.
(2)	Net capital employed of the Operations Groups represents total assets less tax assets, certain accruals and non-interest bearing liabilities other than tax liabilities.
(3)	Intangible assets, property, plant and equipment, acquisitions, and investments.
(4)	Includes amortization and impairments of intangible assets, depreciation of property, plant and equipment, and write-downs of investments.
(5)	Com’s division Siemens Home and Office Communication Devices was reclassified to Other Operations as of June 30, 2006. Prior year information was reclassified for comparability purposes.
(6)	The divisions of the dissolved L&A Group were allocated as follows for all periods presented: Electronic Assembly Systems were reclassified to A&D, Postal Automation and Airport Logistics were reclassified to I&S and Distribution and Industry Logistics as well as Material Handling Products were reclassified to Other Operations. For further information see Annual Report 2005.
(7)	Other Operations primarily refer to certain centrally-held equity investments and other operating activities not associated with a Group.
(8)	Includes (for Eliminations within Financing and Real Estate consists of) cash paid for income taxes according to the allocation of income taxes to Operations, Financing and Real Estate, and Eliminations, reclassifications and Corporate Treasury in the Consolidated Statements of Income.

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three months ended June 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	21,173	18,583	(478)	(407)	21,066	18,463	585	527
Cost of sales	(15,246)	(13,283)	478	407	(15,233)	(13,258)	(491)	(432)

Gross profit on sales	5,927	5,300	—	—	5,833	5,205	94	95
Research and development expenses	(1,408)	(1,251)	—	—	(1,408)	(1,251)	—	—
Marketing, selling and general administrative expenses	(3,617)	(3,374)	—	—	(3,529)	(3,291)	(88)	(83)
Other operating income (expense), net	4	44	(19)	(20)	(7)	(12)	30	76
Income from investments in other companies, net	109	78	—	—	97	63	12	15
Income (expense) from financial assets and marketable securities, net	67	(27)	21	(21)	52	7	(6)	(13)
Interest income (expense) of Operations, net	(12)	2	—	—	(12)	2	—	—
Other interest income (expense), net	58	65	113	79	(83)	(48)	28	34

Income from continuing operations before income taxes	1,128	837	115	38	943	675	70	124
Income taxes	(276)	(186)	(28)	(8)	(232)	(150)	(16)	(28)
Minority interest	(48)	(33)	—	—	(48)	(33)	—	—

Income from continuing operations	804	618	87	30	663	492	54	96
Income (loss) from discontinued operations, net of income taxes	(12)	(229)	—	—	(12)	(230)	—	1

Net income	792	389	87	30	651	262	54	97

Basic earnings per share
Income from continuing operations	0.90	0.69
Loss from discontinued operations	(0.01)	(0.25)

Net income	0.89	0.44

Diluted earnings per share
Income from continuing operations	0.86	0.67
Loss from discontinued operations	(0.01)	(0.25)

Net income	0.85	0.42

SIEMENS AG
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the nine months ended June 30, 2006 and 2005
(in millions of €, per share amounts in €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Net sales	63,402	53,339	(1,326)	(1,216)	63,000	52,977	1,728	1,578
Cost of sales	(45,888)	(37,353)	1,326	1,216	(45,778)	(37,295)	(1,436)	(1,274)

Gross profit on sales	17,514	15,986	—	—	17,222	15,682	292	304
Research and development expenses	(4,117)	(3,608)	—	—	(4,117)	(3,608)	—	—
Marketing, selling and general administrative expenses	(11,168)	(9,898)	(1)	(1)	(10,915)	(9,663)	(252)	(234)
Other operating income (expense), net	179	38	(65)	(67)	121	(32)	123	137
Income from investments in other companies, net	546	434	—	—	503	345	43	89
Income (expense) from financial assets and marketable securities, net	439	309	21	83	450	253	(32)	(27)
Interest expense of Operations, net	(24)	(23)	—	—	(24)	(23)	—	—
Other interest income (expense), net	164	206	324	204	(265)	(112)	105	114

Income from continuing operations before income taxes	3,533	3,444	279	219	2,975	2,842	279	383
Income taxes(1)	(867)	(787)	(68)	(50)	(731)	(650)	(68)	(87)
Minority interest	(146)	(96)	—	—	(146)	(96)	—	—

Income from continuing operations	2,520	2,561	211	169	2,098	2,096	211	296
Income (loss) from discontinued operations, net of income taxes	(28)	(390)	—	—	(28)	(393)	—	3

Net income	2,492	2,171	211	169	2,070	1,703	211	299

Basic earnings per share
Income from continuing operations	2.83	2.88
Loss from discontinued operations	(0.03)	(0.44)

Net income	2.80	2.44

Diluted earnings per share
Income from continuing operations	2.70	2.75
Loss from discontinued operations	(0.03)	(0.41)

Net income	2.67	2.34

(1)	The income taxes of Eliminations, reclassifications and Corporate Treasury, Operations, and Financing and Real Estate are based on the consolidated effective corporate tax rate applied to income before income taxes.

SIEMENS AG
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2006 and 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	2006	2005	2006	2005	2006	2005	2006	2005
Cash flows from operating activities
Net income	2,492	2,171	211	169	2,070	1,703	211	299
Adjustments to reconcile net income to cash provided
Minority interest	153	103	—	—	153	103	—	—
Amortization, depreciation and impairments	2,249	2,272	—	—	1,924	1,989	325	283
Deferred taxes	(74)	(239)	(6)	(15)	(62)	(196)	(6)	(28)
Losses (gains) on sales and disposals of businesses and real estate, net	(74)	(59)	—	—	(13)	10	(61)	(69)
(Gains) on sales of investments, net	(180)	(18)	—	—	(174)	(18)	(6)	—
(Gains) on sales and impairments of marketable securities, net	(401)	(233)	—	—	(401)	(233)	—	—
(Income) from equity investees, net of dividends received	(138)	(142)	—	—	(112)	(120)	(26)	(22)
Change in current assets and liabilities
(Increase) decrease in inventories, net	(2,927)	(1,412)	(1)	—	(2,896)	(1,409)	(30)	(3)
(Increase) decrease in accounts receivable, net	68	761	463	105	(434)	638	39	18
Increase (decrease) in outstanding balance of receivables sold	(80)	(89)	(44)	(4)	(36)	(85)	—	—
(Increase) decrease in other current assets	(237)	(220)	77	42	(318)	(245)	4	(17)
Increase (decrease) in accounts payable	(387)	(614)	2	(6)	(402)	(574)	13	(34)
Increase (decrease) in accrued liabilities	248	(90)	14	(17)	234	(26)	—	(47)
Increase (decrease) in other current liabilities	1,283	(325)	303	(152)	966	(228)	14	55
Supplemental contributions to pension trusts	—	(1,496)	—	—	—	(1,496)	—	—
Change in other assets and liabilities	437	191	(94)	20	582	158	(51)	13

Net cash provided by (used in) operating activities — continuing and discontinued operations	2,432	561	925	142	1,081	(29)	426	448
Net cash provided by (used in) operating activities — continuing operations	2,637	1,273	925	142	1,286	687	426	444
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(2,650)	(2,175)	—	—	(2,125)	(1,802)	(525)	(373)
Acquisitions, net of cash acquired	(638)	(1,421)	—	—	(635)	(1,404)	(3)	(17)
Purchases of investments	(331)	(155)	—	—	(313)	(135)	(18)	(20)
Purchases of marketable securities	(77)	(19)	—	(7)	(70)	(7)	(7)	(5)
(Increase) decrease in receivables from financing activities	(394)	(471)	(457)	(124)	—	—	63	(347)
Increase (decrease) in outstanding balance of receivables sold by SFS	—	—	44	4	—	—	(44)	(4)
Proceeds from sales of long-term investments, intangibles and property, plant and equipment	1,069	413	—	—	877	255	192	158
Increase (decrease) from sales and dispositions of businesses	(87)	(7)	—	—	(87)	(29)	—	22
Proceeds from sales of marketable securities	1,709	337	—	14	1,709	308	—	15

Net cash provided by (used in) investing activities — continuing and discontinued operations	(1,399)	(3,498)	(413)	(113)	(644)	(2,814)	(342)	(571)
Net cash provided by (used in) investing activities — continuing operations	(1,288)	(3,421)	(413)	(113)	(533)	(2,737)	(342)	(571)
Cash flows from financing activities	)
Purchase of common stock	(389)	(172)	—	—	(389)	(172)	—	—
Proceeds from re-issuance of treasury stock	286	132	—	—	286	132	—	—
Proceeds from issuance of debt	833	—	833	—	—	—	—	—
Repayment of debt	(4)	—	(4)	—	—	—	—	—
Change in short-term debt	(1,118)	1,030	(550)	1,141	(422)	(158)	(146)	47
Dividends paid	(1,201)	(1,112)	—	—	(1,201)	(1,112)	—	—
Dividends paid to minority shareholders	(115)	(103)	—	—	(115)	(103)	—	—
Intracompany financing	—	—	(949)	(4,292)	899	4,217	50	75

Net cash provided by (used in) financing activities	(1,708)	(225)	(670)	(3,151)	(942)	2,804	(96)	122
Effect of exchange rates on cash and cash equivalents	(72)	20	(27)	(9)	(45)	28	—	1
Net increase (decrease) in cash and cash equivalents	(747)	(3,142)	(185)	(3,131)	(550)	(11)	(12)	—
Cash and cash equivalents at beginning of period	8,121	12,190	6,603	11,251	1,471	908	47	31

Cash and cash equivalents at end of period	7,374	9,048	6,418	8,120	921	897	35	31

SIEMENS AG
CONSOLIDATED BALANCE SHEETS (unaudited)
As of June 30, 2006 and September 30, 2005
(in millions of €)

			Eliminations,
			reclassifications and				Financing and Real
	Siemens		Corporate Treasury		Operations		Estate
	6/30/06	9/30/05	6/30/06	9/30/05	6/30/06	9/30/05	6/30/06	9/30/05
ASSETS
Current assets
Cash and cash equivalents	7,374	8,121	6,418	6,603	921	1,471	35	47
Marketable securities	181	1,789	—	—	157	1,772	24	17
Accounts receivable, net	14,152	17,122	(1)	(6)	10,287	12,758	3,866	4,370
Intracompany receivables	—	—	(14,280)	(15,489)	14,234	15,362	46	127
Inventories, net	13,002	12,812	(3)	(4)	12,907	12,744	98	72
Deferred income taxes	1,508	1,484	(197)	(178)	1,613	1,580	92	82
Assets held for disposal	7,811	245	(668)	—	8,479	245	—	—
Other current assets	4,682	5,230	378	506	3,185	3,746	1,119	978

Total current assets	48,710	46,803	(8,353)	(8,568)	51,783	49,678	5,280	5,693

Long-term investments	3,757	3,768	—	—	3,437	3,463	320	305
Goodwill	8,858	8,930	—	—	8,726	8,799	132	131
Other intangible assets, net	2,932	3,107	—	—	2,914	3,092	18	15
Property, plant and equipment, net	11,566	12,012	—	—	7,831	8,217	3,735	3,795
Deferred income taxes	6,434	6,321	1,593	1,541	4,804	4,743	37	37
Other assets	4,819	5,264	185	106	1,215	1,836	3,419	3,322
Other intracompany receivables	—	—	(1,629)	(1,632)	1,628	1,626	1	6

Total assets	87,076	86,205	(8,204)	(8,553)	82,338	81,454	12,942	13,304

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	4,506	3,999	3,731	3,049	547	564	228	386
Accounts payable	7,651	10,171	(1)	(1)	7,439	9,965	213	207
Intracompany liabilities	—	—	(14,015)	(15,998)	7,888	9,134	6,127	6,864
Accrued liabilities	9,078	10,169	108	115	8,825	9,898	145	156
Deferred income taxes	1,821	1,938	(433)	(475)	2,026	2,203	228	210
Liabilities held for disposal	6,077	289	(989)	—	7,066	289	—	—
Other current liabilities	12,690	13,058	453	222	11,933	12,559	304	277

Total current liabilities	41,823	39,624	(11,146)	(13,088)	45,724	44,612	7,245	8,100

Long-term debt	7,403	8,436	6,157	6,937	798	978	448	521
Pension plans and similar commitments	5,125	4,917	—	—	5,123	4,917	2	—
Deferred income taxes	400	427	(11)	(26)	245	274	166	179
Other accruals and provisions	3,890	5,028	68	91	3,460	4,519	362	418
Other intracompany liabilities	—	—	(3,272)	(2,467)	604	284	2,668	2,183

	58,641	58,432	(8,204)	(8,553)	55,954	55,584	10,891	11,401

Minority interests	655	656	—	—	655	656	—	—
Shareholders’ equity
Common stock, no par value
Authorized: 1,116,085,461 and 1,113,295,461 shares, respectively
Issued: 891,085,461 and 891,085,461 shares, respectively	2,673	2,673
Additional paid-in capital	5,145	5,167
Retained earnings	27,874	26,583
Accumulated other comprehensive income (loss)	(7,912)	(7,305)
Treasury stock, at cost 946 and 9,004 shares, respectively	—	(1)

Total shareholders’ equity	27,780	27,117	—	—	25,729	25,214	2,051	1,903

Total liabilities and shareholders’ equity	87,076	86,205	(8,204)	(8,553)	82,338	81,454	12,942	13,304

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: July 27, 2006	/s/ Dr. Ralf P. Thomas
	Name:	Dr. Ralf P. Thomas
	Title:	Corporate Vice President and Controller

/s/ Dr. Klaus Patzak
Name:	Dr. Klaus Patzak
Title:	Corporate Vice President Financial Reporting and Controlling